PGIM Investments LLC

655 Broad Street

Newark, New Jersey 07102

November 1, 2025

The Board of Trustees

Prudential Investment Portfolios 9

655 Broad Street

Newark, New Jersey 07102

Re: PGIM Quant Solutions Large-Cap Core Fund (the Fund)

To the Board of Trustees:

PGIM Investments LLC (“PGIM Investments”) has contractually agreed, through February 28, 2027, to limit net annual Fund operating expenses, exclusive of distribution and service (12b-1) fees, shareholder service fee, transfer agency expenses (including sub-transfer agency and networking fees), of each class of shares to 0.35% of the Fund’s average daily net assets. Separately, PGIM Investments has contractually agreed, through February 28, 2027, to limit Total Annual Fund Operating Expenses after fee waivers and/or expense reimbursements to 0.72% of average daily net assets for Class A shares and 1.44% of average daily net assets for Class C shares. These contractual waivers exclude interest, brokerage, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), acquired fund fees and expenses, extraordinary expenses, and certain other Fund expenses such as dividend and interest expense and broker charges on short sales. Where applicable, PGIM Investments agrees to waive management fees or shared operating expenses on any share class to the same extent that it waives such expenses on any other share class. In addition, Total Annual Fund Operating Expenses for Class R6 shares will not exceed Total Annual Fund Operating Expenses for Class Z shares. Fees and/or expenses waived and/or reimbursed by PGIM Investments for the purpose of preventing the expenses from exceeding a certain expense ratio limit may be recouped by PGIM Investments within the same fiscal year during which such waiver and/or reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver/reimbursement and/or recoupment for that fiscal year, as applicable. These waivers may not be terminated prior to February 28, 2027 without the prior approval of the Fund's Board of Trustees.

Very truly yours,

PGIM INVESTMENTS LLC

By:	/s/ Scott E. Benjamin___________________________
Name:	Scott E. Benjamin
Title:	Executive Vice President